Exhibit 99.1

Sun Life declares dividends on Common and Preferred Shares payable in Q2 2021

TORONTO, May 5, 2021 /CNW/ - The Board of Directors (the "Board") of Sun Life Financial Inc. (the "Company") (TSX: SLF) (NYSE: SLF) today announced that a dividend of $0.55 per share on the common shares of the Company has been declared, payable June 30, 2021 to shareholders of record at the close of business on May 26, 2021. This is the same amount as paid in the previous quarter.

The Board also announced that the following dividends have been declared on the Company's Class A Non-Cumulative Preferred Shares, payable on June 30, 2021 to shareholders of record at the close of business on May 26, 2021:

Series 1	$0.296875 per share
Series 2	$0.30 per share
Series 3	$0.278125 per share
Series 4	$0.278125 per share
Series 5	$0.28125 per share
Series 8R Series 9QR	$0.114063 per share $0.092434 per share
Series 10R	$0.177625 per share
Series 11QR Series 12R	$0.139803 per share $0.237875 per share

Common shares of the Company acquired under the Company's Canadian Dividend Reinvestment and Share Purchase Plan (the "Plan") will be purchased by the Plan agent on the open market through the facilities of the Toronto Stock Exchange and through the facilities of other Canadian stock exchanges and alternative Canadian trading platforms.

Sun Life Financial Inc. has designated the dividends referred to above as eligible dividends for the purposes of the Income Tax Act (Canada).

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2021, Sun Life had total assets under management of $1,304 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact: Irene Poon Manager Corporate Communications T. 416-988-0542 irene.poon@sunlife.com	Investor Relations Contact: Yaniv Bitton Vice-President, Head of Investor Relations & Capital Management T. 647-256-8201 investor_relations@sunlife.com

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SOURCE Sun Life Financial Inc.

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%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 17:02e 05-MAY-21